UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 14, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 13, 2020 announcing Turkcell’s Second Quarter 2020 results and Q2 2020 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2020 RESULTS

“SOLID PERFORMANCE

UNDER THE COVID-19 HEADWIND”

Second Quarter 2020 Results

Contents

HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
Kuzey Kıbrıs Turkcell	12
FINTUR	12
TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	14

Appendix A – Tables	16

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o	“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our call center business revenues, financial services revenues, energy business revenues and inter-business eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2020 refer to the same item as at June 30, 2019. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2020, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter and half year of 2019 and 2020 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Second Quarter 2020 Results

FINANCIAL HIGHLIGHTS

TRY million	Q219	Q220	y/y%	H119	H120	y/y%
Revenue	6,191	6,924	11.8%	11,866	13,582	14.5%
EBITDA[1]	2,553	2,824	10.6%	4,834	5,633	16.5%
EBITDA Margin (%)	41.2%	40.8%	(0.4pp)	40.7%	41.5%	0.8pp
EBIT[2]	1,287	1,373	6.7%	2,390	2,810	17.6%
EBIT Margin (%)	20.8%	19.8%	(1.0pp)	20.1%	20.7%	0.6pp
Net Income	465	852	83.1%	1,690	1,724	2.1%

SECOND QUARTER HIGHLIGHTS

•	Solid financial performance despite Covid-19 pandemic:

o	Group revenues up 12% with Turkcell Turkey’s topline growing 14% on the back of strong ARPU performance despite 2.6pp decline in roaming revenues

o	Standalone digital revenues up by 23%; Digital business solutions revenues up 15%

o	Strong free cash flow[3] generation of TRY1.3 billion

o	Net income up 83% year-on-year on the back of solid operational performance and disciplined financial risk management

o	Leverage down to 0.8x despite FX fluctuations; long FX position at US$50 million

•	Robust operational performance:

o	Turkcell Turkey subscriber base up by 181 thousand quarterly net additions

o	144 thousand quarterly mobile postpaid net additions; postpaid subscriber share at 63%

o	Mobile ARPU[4] growth of 14.0% year-on-year on higher postpaid share and increased data usage

o	Data usage of 4.5G users at 13.9 GB in Q220

o	Residential fiber ARPU growth of 9.1% year-on-year

o	Superbox[5] subscribers at 491 thousand on 91 thousand quarterly net additions

o	Digital channels’ share at Turkcell Turkey consumer sales (excluding fixed business) at 11%

•	2020 guidance[6] reiterated; revenue growth of 10%-12%, EBITDA margin target of 40%-42%, EBIT margin target of 19%-21% and operational capex over sales ratio[7] target of 17%-19%.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid

(4) Excluding M2M

(5) Superbox subscribers are included in mobile subscribers.

(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2020 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(7) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2020 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

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Second Quarter 2020 Results

COMMENTS BY MURAT ERKAN, CEO

The second quarter of 2020 was the period in which the impact of the COVID-19 pandemic was felt the most worldwide. During this period, the key role of the telecom sector in our lives and in the economic system were once again highlighted. As Turkcell, we were ready to fully meet the technology and communication needs of our customers with our digital services, communication solutions and strong network, in line with our strategic focus areas.

Let us recall this period briefly: Through the agile actions we took for our employees and customers, we quickly adapted to changing conditions. With our dynamic organizational structure and effective crisis management, we commenced remote working on the first day of the outbreak, prioritizing the health of our employees, the very heart of Turkcell. Global Bilgi, our subsidiary which provides call center services employing over 10 thousand people, was also included in the remote working program. As part of the measures taken, we temporarily closed some of our stores and limited the working hours of those remaining open. While aiming to meet all the communication needs of our customers from a single point, our strong network, in which we have invested TRY31 billion over the past five years, has been our main pillar. In a period when telecom operators around the world requested internet broadcasters to restrict service or lower video resolution as a solution to the intensive use of the network, we successfully managed the traffic increase, approaching 50%, with our strong infrastructure. With the support packages we offered to healthcare professionals and our customers aged 65 and over, who needed communication the most, and children who continued distance education, we were there for them in difficult times. In order to enhance the experience of our fiber subscribers in remote working and remote education, we increased the upload speeds up to four times and the lowest download speed to 50 Mbps. We provided additional benefits in our services such as BiP, Dergilik, fizy and TV +, which are a part of our rich portfolio of digital services, specific to this period under our #lifesathome motto. Turkcell customers aged 65 and over, who stayed at home, could make a call to Paycell’s call center and order basic food and cleaning agents and pay through their bills. As part of our social responsibility projects, we provided new 3D printers to the Whiz Kids Laboratories opened with our support, and children could produce face shields for healthcare workers. Last but not least, in this period, we disclosed the impact of changing conditions on our business and our expectations with all our stakeholders in a transparent and timely manner.

In this period, transactions and purchases made through the Digital Operator app and our website, both of which have been in our focus area with their strengthened infrastructure in recent years, have reached record levels. In April, when curfews were imposed intensively, the number of visitors to the digital channels reached 38 million, while the number of online orders increased 5x. As of the second quarter, our online sales increased by 2.7x compared to the same period of the previous year and 11% of Turkcell Turkey consumer revenues (excluding fixed business) were realized through digital channels.

As of June 1, we embarked upon a new era as a nation. While maintaining precautions against the epidemic, steps towards a return to normal life were taken with the removal of travel bans, partially resumed flights and the opening of workplaces. In the new period, we expect to observe a higher demand for remote working, remote education, remote healthcare services, new generation customers keeping up with digital life and the ecosystem, e-commerce and contactless payment systems from both consumers and corporates. In this context, we are working on our business plan to meet needs with our digital service portfolio, digital business solutions and our tech-fin services and solutions. As Turkcell, Turkey’s leading telecommunication company, we owe our readiness for this period with our products and services portfolio to our strategic foresight, the ability to accurately identify industry and customer needs, and our dynamic and timely actions.

4

Second Quarter 2020 Results

We strengthened our customer base, despite the tough conditions of the COVID-19 outbreak

Although the constraints that came with the COVID-19 outbreak affected customer acquisitions in the mobile business, we acquired a net 144 thousand postpaid customers this quarter. The share of postpaid customers in our mobile base stands at 63%. Mobile blended ARPU1 increased 14.0% year-on-year to TRY46.4 on the back of rising data and digital service usage and upsell to higher tariffs.

In this period during which we spent more time at home, we acquired a net 36 thousand fiber and 7 thousand ADSL customers. Our total fixed broadband customer base was 2.3 million. In addition, Superbox, our product providing uninterrupted fiber-speed broadband service over our mobile network, has increased its penetration on the back of accelerated demand. While we have reached 491 thousand subscribers with a net 91 thousand new additions in this quarter, we are excited to have scaled half a million subscribers in July.

We have announced strong results; guidance maintained

In the second quarter of 2020, when the restrictions of the pandemic impacted our business and the ecosystem the most, we achieved strong results with our robust business model and prudent financial risk management discipline. On a consolidated basis, our revenue increased 11.8% year on year to TRY6.9 billion. Ultimately, we posted 14.5% growth in the first half of the year. EBITDA2 was at TRY2.8 billion with an increase of 10.6%, and an EBITDA margin of 40.8%. Thanks to effective cost management and declining financing expenses, net profit reached TRY852 million on an 83.1% rise year on year. Excluding the Fintur transaction gain in the first quarter of 2019, our first half profit rose 88.0%. In our first quarter results announcement, we revised our 2020 guidance by evaluating the possible risks of the pandemic under difficult and uncertain conditions. For the second half of the year, we anticipate international travel and tourism coming to a standstill, which will affect our roaming revenues. In spite of this, considering our growth in the first half of the year, we maintain the targets3 announced earlier for 2020, and expect revenue growth of 10%-12%, an EBITDA margin range of 40%-42%, an EBIT4 margin of 19%-21% and an operational capex to revenue ratio5 of 17%-19%.

We are there for our customers in this period with our three strategic focus areas

The standalone revenues of our digital services, one of the three main strategic focus areas, have increased by 23% year-on-year in this quarter. As a solution to the rising demand for video calls during the pandemic period, we introduced the Beta version of our BiP Conference product. We successfully used it at the United Nations Global Compact meeting. As part of our cooperation with the Ministry of Health, we have created a BiP channel where current COVID-19 information, measures and content are shared. Starting in March, 2 million students followed EBA TV (education channel) via TV+ with a 6GB gift for those studying at home. Further, we have begun to offer our YaaniMail e-mail service, another service developed by Turkish engineers, and one that will provide our corporate customers uninterrupted 24/7 service through our data centers. In line with our strategy of selling our digital services to operators abroad, we signed an agreement with Digicel, which provides services in the Caribbean islands, for our BiP and lifebox. These services are in use in the Caribbean market as of July 1.

In digital business solutions, another strategic focus area, we have recorded a 15% year-on-year revenue increase this quarter. Through our Digital Business Services company, we offer end-to-end solutions to businesses keen to provide safe and healthy services in the new era. In this context, we contribute to the reduction of risk with our smart solutions such as thermal camera systems, air quality and social distance measurement, and in-store customer count, developed with our technology know-how, while we also offer special consultancy and services to companies on cyber security, which is more prominently on the agenda in the time of remote working. Meanwhile, during this period, we opened three additional hospitals, two of which were field hospitals. We will strengthen our market leadership in this sector with Tekirdağ Hospital, scheduled to be opened in the upcoming period. Also, in this period, we have prepared ourselves for the forthcoming busy period by strengthening our collaborations with global suppliers such as SAP, HP, Cisco and Microsoft.

5

Second Quarter 2020 Results

Our tech-fin business, our third strategic focus, has accelerated with the increasing use of contactless and online payment solutions. With the digitalization of payment habits, our new generation payment platform, Paycell, came to the forefront with its user-friendly and secure payment infrastructure. Digital content purchases through Paycell increased by 84% year-on-year to TRY215 million. The number of 3-month active subscribers using the Paycell application was 2.5x that of the same period of last year. Transaction volume over the Paycell card also grew by 71% compared to the same period of last year. Also, during this period, we have taken another important step in this field by enabling 24/7 money transfer service to an IBAN number at partner banks.

We continue to generate cash

As Turkcell Group, we have prioritized our financial risk management strategy during the pandemic period. We also strengthened our balance sheet in the second quarter, generating free cash flow6 of TRY1.3 billion, supported by strong liquidity and prudent finance management. By focusing on structural and sustainable changes in expense management, we reduced sales and marketing expenses, and kept our variable expenses under control. We closely monitored our collection risks specific to this period, and continued to manage the risk on our strong portfolio created with our effective credit scoring metrics with a focused approach. As of the end of June, the ratio of net debt to EBITDA had improved compared to previous year by 0.4 points to 0.8x. On the other hand, in order to eliminate foreign currency risk, and in addition to derivative transactions, we aim to protect ourselves against foreign currency fluctuations by increasing the trade volume in local currency in agreements with foreign suppliers. In this context, we initially agreed with Chinese suppliers to make future contracts in China’s local currency, the Yuan.

We keep pace with change and trust our team and customers.

In 2020, in which we mark the 20th anniversary of Turkcell’s dual initial public offering on the Istanbul and New York Stock Exchange, we are undergoing an unprecedented period of difficulty; one that began with natural disasters and continued with the COVID-19 outbreak. As Turkcell, we see this period as an important opportunity to gain further experience, taking courage from our competent management team, strong human resources, resilient business model, and innovative products and digital services that keep pace with the age. We expect to successfully overcome this adversity.

Last but not least, a new process for change in our shareholding structure has begun in June with the announcements made jointly by Turkey Wealth Fund, Telia Company, Cukurova Holding and LetterOne. I consider it important that Turkey Wealth Fund views Turkcell as a strategic asset, invests in the existing road map and transparently explains that it supports our current profit distribution policy, protecting minority shareholder rights. We will continue to follow related developments.

We would like to thank all our employees for their contribution to our success, and our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers and business partners, who have remained with us throughout our success story.

(1) Excluding M2M

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2020 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(4) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(5) Excluding license fee

(6) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid

6

Second Quarter 2020 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter			Half Year
	Q219	Q220	y/y%	H119	H120	y/y%
Revenue	6,191.1	6,923.9	11.8%	11,866.5	13,582.1	14.5%
Cost of revenue[1]	(3,018.5)	(3,498.6)	15.9%	(5,748.7)	(6,696.0)	16.5%
Cost of revenue1/Revenue	(48.8%)	(50.5%)	(1.7pp)	(48.4%)	(49.3%)	(0.9pp)
Gross Margin[1]	51.2%	49.5%	(1.7pp)	51.6%	50.7%	(0.9pp)
Administrative expenses	(184.9)	(166.4)	(10.0%)	(375.5)	(354.7)	(5.5%)
Administrative expenses/Revenue	(3.0%)	(2.4%)	0.6pp	(3.2%)	(2.6%)	0.6pp
Selling and marketing expenses	(413.4)	(327.9)	(20.7%)	(816.5)	(676.6)	(17.1%)
Selling and marketing expenses/Revenue	(6.7%)	(4.7%)	2.0pp	(6.9%)	(5.0%)	1.9pp
Net impairment losses on financial and contract assets	(21.4)	(106.8)	399.1%	(91.8)	(221.5)	141.3%
EBITDA[2]	2,552.8	2,824.3	10.6%	4,833.9	5,633.3	16.5%
EBITDA Margin	41.2%	40.8%	(0.4pp)	40.7%	41.5%	0.8pp
Depreciation and amortization	(1,265.8)	(1,451.5)	14.7%	(2,443.9)	(2,823.6)	15.5%
EBIT[3]	1,287.0	1,372.8	6.7%	2,390.0	2,809.8	17.6%
EBIT Margin	20.8%	19.8%	(1.0pp)	20.1%	20.7%	0.6pp
Net finance income / (costs)	(571.7)	(233.8)	(59.1%)	(992.1)	(455.2)	(54.1%)
Finance income[4]	(200.4)	506.2	n.m	334.7	1,127.7	236.9%
Finance costs[4]	(371.4)	(740.0)	99.2%	(1,326.8)	(1,582.9)	19.3%
Other income / (expense)	(73.8)	(51.1)	(30.8%)	(125.7)	(145.1)	15.4%
Non-controlling interests	(14.3)	(1.3)	(90.9%)	(34.1)	(2.5)	(92.7%)
Share of profit of equity accounted investees	1.0	(0.0)	(100.0%)	1.7	(3.3)	(294.1%)
Income tax expense	(163.0)	(234.9)	44.1%	(322.7)	(479.3)	48.5%
Discontinued operations	-	-	n.a	772.4	-	n.a
Net Income	465.2	851.7	83.1%	1,689.6	1,724.4	2.1%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Fair value loss and interest expense regarding derivative instruments and the respective fair value gain and interest income regarding derivative instruments are represented on a net basis. Starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect this change.

Revenue of the Group rose 11.8% year-on-year in Q220. This resulted from Turkcell Turkey’s strong ARPU performance on the back of larger postpaid share, and higher data consumption, as well as upsell efforts.

Turkcell Turkey revenues, comprising 87% of Group revenues, rose 14.1% to TRY6,003 million (TRY5,261 million).

-	Consumer segment revenues grew 15.3% on the back of rising postpaid subscriber share, increased data consumption and upsell efforts.

-	Corporate segment revenues rose 14.1% with the continued momentum of digital business solutions, which grew 15% year-on-year.

-	Wholesale revenues stood at TRY259 million (TRY287 million), due to lower roaming revenues impacted by limited mobility.

Roaming revenues declined to 0.9% of Turkcell Turkey revenues (Q219:3.5%), due to limited mobility.

Turkcell International revenues, comprising 8% of Group revenues, rose 17.5% to TRY578 million (TRY492 million), mainly with the contribution of our Ukrainian operations and the positive impact of currency movements.

Other subsidiaries’ revenues, at 5% of Group revenues, which includes call center revenues, revenues from financial services and energy business revenues were at TRY343 million (TRY438 million).

-	Consumer finance company’s revenues were at TRY132 million (TRY235 million) in Q220 impacted by the contraction in the consumer loan portfolio, which declined from TRY3.2 billion as of Q219 to TRY1.8 billion

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Second Quarter 2020 Results

as of Q220. This was due mainly to the installment limitation on consumer loans for telecom devices and the impact of Covid-19 pandemic.

-	Our contract with Spor Toto to carry out sports betting operations in Turkey ended as of August 28, 2019.

Excluding consumer finance business and sports betting operations, our consolidated revenue growth was 15% year-on-year in Q220.

Standalone digital services revenues grew 23% year-on-year in Q220 on the back of increasing number of standalone users.

Cost of revenue (excluding depreciation and amortization) increased to 50.5% (48.8%) as a percentage of revenues in Q220 driven mainly by the increase in cost of goods sold (0.7pp), radio expenses (0.5pp), transmission expenses (0.5pp) and other cost items (0.5pp), despite the decrease in cost of revenue of financial services (0.5pp).

Administrative Expenses decreased to 2.4% (3.0%) as a percentage of revenues in Q220, driven mainly by lower office overhead costs and travel expenses.

Selling and Marketing Expenses decreased to 4.7% (6.7%) as a percentage of revenues in Q220. This was driven by the decline in selling expenses (1.0pp), marketing expenses (0.6pp) with more targeted but lower number of events and other cost items (0.4pp) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 1.5% (0.3%) as a percentage of revenues in Q220.

EBITDA1 rose by 10.6% year-on-year in Q220 leading to an EBITDA margin of 40.8% (41.2%).

-	Turkcell Turkey’s EBITDA rose 15.8% year-on-year to TRY2,464 million (TRY2,128 million) leading to an EBITDA margin of 41.0% (40.5%) in Q220.

-	Turkcell International EBITDA[2] rose 18.0% year-on-year to TRY272 million (TRY230 million) with an EBITDA margin of 47.0% (46.8%) in Q220.

-	The EBITDA of other subsidiaries stood at TRY89 million (TRY195 million) in Q220.

Depreciation and amortization expenses increased 14.7% year-on-year in Q220.

Net finance expense decreased to TRY234 million (TRY572 million) in Q220. This was driven mainly by improving net FX impact registered after hedging and lower interest expense on financial assets and liabilities despite the lower interest income on time deposits. Excluding the impact of swap interest expense, we registered a TRY7 million net FX gain after hedging in Q220.

See Appendix A for the details of net foreign exchange gain and loss.

Income tax expense increased to TRY235 million (TRY163 million) in Q220, due mainly to a deferred tax expense incurred in Q220.

Net income of the Group was at TRY852 million (TRY465 million) in Q220. This was driven mainly by strong operating performance as well as improving net FX impact that resulted from prudent financial risk management.

Total cash & debt: Consolidated cash as of June 30, 2020 increased to TRY10,929 million from TRY9,212 million as of March 31, 2020 driven by strong cash flow generation and positive impact of currency movements. Excluding FX swap transactions, 77% of our cash is in US$, 5% in EUR, and 18% in TRY.

Consolidated debt as of June 30, 2020 increased to TRY19,776 million from TRY19,500 million as of March 31, 2020 mainly due to the negative impact of currency movements despite debt repayments. Please note that TRY1,485 million of our consolidated debt is comprised of lease obligations.

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY16,346 million, of which TRY9,399 million (US$1,374 million) was denominated in US$, TRY5,169 million (EUR671 million) in EUR, TRY233 million (CNY242 million) in CNY, and the remaining TRY1,545 million in TRY.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

(2) We started to capitalize the frequency usage fees of BeST in Q219 in accordance with IFRS16. This change positively impacted Turkcell International EBITDA.

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Second Quarter 2020 Results

-	Our consumer finance company had a debt balance of TRY1,006 million, of which TRY807 million (US$118 million) was denominated in US$, and TRY93 million (EUR12 million) in EUR with the remaining TRY107 million in TRY.

-	The debt balance of lifecell was TRY937 million, fully denominated in UAH.

TRY728 million of lease obligations is denominated in TRY, TRY19 million (US$3 million) in US$, TRY147 million (EUR19 million) in EUR, and the remaining balance in other local currencies (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt as of June 30, 2020 was at TRY8,847 million with a net debt to EBITDA ratio of 0.8 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY7,053 million with a leverage of 0.7 times.

Turkcell Group has a long FX position of US$50 million as of June 30, 2020 (Please note that this figure takes advance payments and hedging into account, but excludes FX swap transactions).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY1,762 million in Q220. In Q220 and H220, operational capital expenditures (excluding license fees) at the Group level were at 16.9% and 14.8% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Half Year
	Q219	Q220	H119	H120
Operational Capex	956.0	1,171.7	1,839.6	2,008.4
License and Related Costs	0.5	3.5	1.2	31.6
Non-operational Capex (Including IFRS15 & IFRS16)	851.3	586.4	1,319.6	1,281.6
Total Capex	1,807.8	1,761.6	3,160.4	3,321.6

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Second Quarter 2020 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Q219	Q120	Q220	y/y %	q/q %
Number of subscribers (million)	36.8	36.3	36.5	(0.8%)	0.6%
Mobile Postpaid (million)	18.9	21.0	21.2	12.2%	1.0%
Mobile M2M (million)	2.5	2.7	2.6	4.0%	(3.7%)
Mobile Prepaid (million)	15.0	12.2	12.2	(18.7%)	-
Fiber (thousand)	1,426.4	1,518.4	1,554.1	9.0%	2.4%
ADSL (thousand)	798.2	695.6	702.9	(11.9%)	1.0%
Superbox (thousand)[1]	129.8	399.5	490.7	278.0%	22.8%
Cable (thousand)	20.3	58.7	64.9	219.7%	10.6%
IPTV (thousand)	653.2	747.3	772.4	18.2%	3.4%
Churn (%)[2]
Mobile Churn (%)[3]	2.0%	2.0%	1.9%	(0.1pp)	(0.1pp)
Fixed Churn (%)	2.1%	2.1%	1.6%	(0.5pp)	(0.5pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	38.1	43.0	43.0	12.9%	-
Mobile ARPU, blended (excluding M2M)	40.7	46.3	46.4	14.0%	0.2%
Postpaid	54.3	56.6	56.3	3.7%	(0.5%)
Postpaid (excluding M2M)	61.8	64.2	64.0	3.6%	(0.3%)
Prepaid	17.8	19.9	19.8	11.2%	(0.5%)
Fixed Residential ARPU, blended	64.2	68.5	69.6	8.4%	1.6%
Residential Fiber ARPU	66.1	71.2	72.1	9.1%	1.3%
Average mobile data usage per user (GB/user)	6.6	9.8	11.7	77.3%	19.4%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	416.2	458.2	511.9	23.0%	11.7%

(1) Superbox subscribers are included in mobile subscribers.

(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription.

We continued to grow our subscriber base in Turkey registering 181 thousand net quarterly additions, despite the Covid-19 headwind. This was driven by our offerings with rich value propositions and customer-oriented campaigns.

On the mobile front our subscriber base expanded by 106 thousand quarterly net additions reaching 33.4 million. We registered 144 thousand net quarterly additions to our postpaid customer base. Accordingly, as of 2Q20, postpaid subscribers comprised 63.5% (55.7%) of our mobile subscriber base. We disconnected 171 thousand prepaid customers in Q220 in accordance with the ICTA regulation requiring deactivation of prepaid lines lacking residency documents by the 6th month of subscription.

On the fixed front, our subscriber base exceeded 2.3 million on 49 thousand quarterly net additions. Our fiber subscriber base expanded by 36 thousand quarterly and 128 thousand annual net additions. Superbox, the sole alternative to fiber in Turkey, registered 91 thousand net additions in Q220. Superbox tapped 500 thousand customers in July. Meanwhile, our IPTV customers rose to 772 thousand on 25 thousand quarterly and 119 thousand annual net additions.

The average monthly mobile churn rate was at 1.9% in Q220. Meanwhile the average monthly fixed churn rate declined to 1.6% with 0.5pp improvement.

Our mobile ARPU (excluding M2M) rose 14.0% year-on-year in Q220, backed by rising postpaid subscriber base and upsell efforts, driven by increased data consumption and digital services usage.

We registered residential fiber ARPU growth of 9.1% year-on-year in Q220. This was driven by upsell efforts and the acquisition of higher revenue generating subscribers.

Average monthly mobile data usage per user reached 11.7GB on a 77.3% year-on-year rise with increasing number and consumption of 4.5G users. Accordingly, average mobile data usage of 4.5G users reached 13.9 GB in Q220.

The number of 4.5G compatible smartphones on our network increased to 21.0 million on 584 thousand quarterly additions in Q220, comprising 90% of smartphones on our network. Total smartphone penetration reached 79%.

10

Second Quarter 2020 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Half Year
	Q219	Q220	y/y%	H119	H120	y/y%
Revenue (million UAH)	1,481.9	1,596.3	7.7%	2,897.4	3,176.4	9.6%
EBITDA (million UAH)	798.8	880.1	10.2%	1,614.3	1,678.2	4.0%
EBITDA margin (%)	53.9%	55.1%	1.2pp	55.7%	52.8%	(2.9pp)
Net income / (loss) (million UAH)	(293.2)	(34.0)	(88.4%)	(560.4)	(184.9)	(67.0%)
Capex (million UAH)	350.0	440.8	25.9%	707.8	1,076.0	52.0%
Revenue (million TRY)	324.3	402.3	24.1%	600.1	788.7	31.4%
EBITDA (million TRY)	174.8	221.8	26.9%	333.8	417.0	24.9%
EBITDA margin (%)	53.9%	55.1%	1.2pp	55.6%	52.9%	(2.7pp)
Net income / (loss) (million TRY)	(64.0)	(8.3)	(87.0%)	(116.1)	(45.3)	(61.0%)

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 7.7% year-on-year in Q220 in local currency terms, driven by the increase in voice and data usage despite the decline in roaming revenues due to limited mobility during Covid-19 pandemic. lifecell’s EBITDA grew 10.2% year-on-year leading to an EBITDA margin improvement of 1.2pp to 55.1%. This was a result of effective cost management practices of lifecell. Please also note that lifecell registered positive net income in June as a result of its strong operational performance.

lifecell revenues in TRY terms grew 24.1% year-on-year in Q220 reflecting the positive impact of currency movements, while its EBITDA grew by 26.9% leading to an EBITDA margin of 55.1%.

lifecell Operational Data	Q219	Q120	Q220	y/y%	q/q%
Number of subscribers (million)[2]	9.2	8.9	8.9	(3.3%)	-
Active (3 months)[3]	6.8	7.5	7.6	11.8%	1.3%
MOU (minutes) (12 months)	147.4	162.8	175.8	19.3%	8.0%
ARPU (Average Monthly Revenue per User), blended (UAH)	53.1	59.2	59.7	12.4%	0.8%
Active (3 months) (UAH)	72.5	69.5	70.3	(3.0%)	1.2%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base reached 7.6 million on the back of customer retention focus. lifecell’s 3-month active ARPU was at UAH70.3 in Q220.

lifecell continued to increase the penetration of 4.5G users within its customer base in Q220. Accordingly, its 4.5G subscriber base grew 52% year-on-year and its share in data users reached 56% as at the end of Q220. The increase in 4.5G users continued to support data consumption. Average data consumption per user rose 60% year-on-year in Q220.

lifecell continued to enrich customer experience through its digital services while increasing their penetration within its customer base. In the pandemic environment, lifecell also took several steps to support its customers. In this respect, lifecell introduced a healthcare application which allows users to submit questions and obtain opinions from experts 24/7.

In the Covid-19 pandemic environment, the data and voice traffic grew as telecommunication services became more critical for work, education and life. The Covid-19 pandemic mainly impacted the roaming revenues as a result of limited mobility. With regards to customer acquisitions, lifecell began to see recovery in May and June.

11

Second Quarter 2020 Results

BeST[1]		Quarter			Half Year
	Q219	Q220	y/y%	H119	H120	y/y%
Number of subscribers (million)	1.5	1.4	(6.7%)	1.5	1.4	(6.7%)
Active (3 months)	1.1	1.0	(9.1%)	1.1	1.0	(9.1%)
Revenue (million BYN)	33.7	32.6	(3.3%)	65.6	65.1	(0.8%)
EBITDA (million BYN)	11.1	7.6	(31.5%)	18.5	16.0	(13.5%)
EBITDA margin (%)	33.0%	23.3%	(9.7pp)	28.2%	24.6%	(3.6pp)
Net loss (million BYN)	(8.5)	(8.9)	4.7%	(17.3)	(17.0)	(1.7%)
Capex (million BYN)	20.4	8.7	(57.4%)	31.2	19.7	(36.9%)
Revenue (million TRY)	94.1	91.0	(3.3%)	173.6	180.1	3.7%
EBITDA (million TRY)	31.1	21.2	(31.8%)	49.5	44.3	(10.5%)
EBITDA margin (%)	33.1%	23.3%	(9.8pp)	28.5%	24.6%	(3.9pp)
Net loss (million TRY)	(23.7)	(24.9)	5.1%	(45.6)	(47.1)	3.3%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues declined 3.3% year-on-year in Q220 in local currency terms. Despite the rise in voice and data revenues, this was mainly due to the declining roaming revenues and device sales as an outcome of limited mobility that resulted from Covid-19 pandemic. BeST’s EBITDA was at BYN7.6 million in Q220 with an EBITDA margin of 23.3%. The decline in EBITDA margin was due mainly to the decline in revenues. Please also note that we started to capitalize BeST’s frequency usage fees in Q219 in accordance with IFRS16 and that the Q119 impact was also booked in Q219 which positively impacted EBITDA.

BeST’s revenues in TRY terms stood at TRY91.0 million, while its EBITDA margin was at 23.3% in Q220.

BeST’s 4G customers comprised 57% of 3-month active users as at the end of Q220, which continued to support data consumption. Accordingly, the average monthly data consumption of subscribers rose 65% on the back of higher data consumption of 4G users. Meanwhile, BeST continued its efforts to increase the penetration of digital services which supports ARPU growth and customer loyalty. In line with the Group’s digital services strategy, BeST also increased its focus on standalone subscriptions. Music, games and TV services were the main drivers of digital services revenue growth in Q220.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter			Half Year
	Q219	Q220	y/y%	H119	H120	y/y%
Number of subscribers (million)	0.6	0.5	(16.7%)	0.6	0.5	(16.7%)
Revenue	51.6	53.4	3.5%	99.5	107.9	8.4%
EBITDA	19.2	19.5	1.6%	36.0	39.9	10.8%
EBITDA margin (%)	37.3%	36.6%	(0.7pp)	36.1%	36.9%	0.8pp
Net income	5.4	8.0	48.1%	13.0	14.9	14.6%
Capex	13.0	9.8	(24.6%)	23.6	26.1	10.6%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues grew 3.5% year-on-year in Q220, driven mainly by increased data consumption. The EBITDA of Kuzey Kıbrıs Turkcell rose 1.6% year-on-year leading to an EBITDA margin of 36.6%.

The main impact of COVID-19 on Kuzey Kıbrıs Turkcell operations came from declining handset sales and lower roaming revenues due to limited mobility.

Fintur: In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On December 12, 2018, Turkcell signed a binding agreement, and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction was reflected in the Q119 financial statements.

12

Second Quarter 2020 Results

We booked a provision of TRY60 million in Q219 for the recognition of liability in relation to the Kcell Share Purchase Agreement regarding the past Kcell transaction, and made the respective payment in Q319.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 47.4 million as of June 30, 2020. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q219	Q120	Q220	y/y%	q/q%
Mobile Postpaid (million)	18.9	21.0	21.2	12.2%	1.0%
Mobile Prepaid (million)	15.0	12.2	12.2	(18.7%)	-
Fiber (thousand)	1,426.4	1,518.4	1,554.1	9.0%	2.4%
ADSL (thousand)	798.2	695.6	702.9	(11.9%)	1.0%
Superbox (thousand)[1]	129.8	399.5	490.7	278.0%	22.8%
Cable (thousand)	20.3	58.7	64.9	219.7%	10.6%
IPTV (thousand)	653.2	747.3	772.4	18.2%	3.4%
Turkcell Turkey subscribers (million)[2]	36.8	36.3	36.5	(0.8%)	0.6%
lifecell (Ukraine)	9.2	8.9	8.9	(3.3%)	-
BeST (Belarus)	1.5	1.5	1.4	(6.7%)	(6.7%)
Kuzey Kıbrıs Turkcell	0.6	0.5	0.5	(16.7%)	-
lifecell Europe[3]	0.2	0.2	-	n.a	n.a
Turkcell Group Subscribers (million)	48.2	47.3	47.4	(1.7%)	0.2%

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

(3) The marketing partnership between Turkcell Europe and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom, has ended on April 30, 2020 pursuant to the respective agreement. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

			Quarter			Half Year
	Q219	Q120	Q220	y/y%	q/q%	H119	H120	y/y%
GDP Growth (Turkey)	(1.6%)	4.5%	n.a	n.a	n.a	(1.9%)	n.a	n.a
Consumer Price Index (Turkey)(yoy)	15.7%	11.9%	12.6%	(3.1pp)	0.7pp	15.7%	12.6%	(3.1pp)
US$ / TRY rate
Closing Rate	5.7551	6.5160	6.8422	18.9%	5.0%	5.7551	6.8422	18.9%
Average Rate	5.8478	6.1419	6.8239	16.7%	11.1%	5.5928	6.4829	15.9%
EUR / TRY rate
Closing Rate	6.5507	7.2150	7.7082	17.7%	6.8%	6.5507	7.7082	17.7%
Average Rate	6.5488	6.7901	7.5383	15.1%	11.0%	6.3132	7.1642	13.5%
US$ / UAH rate
Closing Rate	26.17	28.06	26.69	2.0%	(4.9%)	26.17	26.69	2.0%
Average Rate	26.73	25.12	27.08	1.3%	7.8%	27.07	26.10	(3.6%)
US$ / BYN rate
Closing Rate	2.0433	2.6023	2.4008	17.5%	(7.7%)	2.0433	2.4008	17.5%
Average Rate	2.0967	2.2433	2.4492	16.8%	9.2%	2.1219	2.3462	10.6%

13

Second Quarter 2020 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)		Quarter			Half Year
	Q219	Q220	y/y%	H119	H120	y/y%
Adjusted EBITDA	2,552.8	2,824.3	10.6%	4,833.9	5,633.3	16.5%
Depreciation and amortization	(1,265.8)	(1,451.5)	14.7%	(2,443.9)	(2,823.6)	15.5%
EBIT	1,287.0	1,372.8	6.7%	2,390.0	2,809.8	17.6%
Finance income	(200.4)	506.2	n.m	334.7	1,127.7	236.9%
Finance costs	(371.4)	(740.0)	99.2%	(1,326.8)	(1,582.9)	19.3%
Other income / (expense)	(73.8)	(51.1)	(30.8%)	(125.7)	(145.1)	15.4%
Share of profit of equity accounted investees	1.0	(0.0)	(100.0%)	1.7	(3.3)	(294.1%)
Consolidated profit from continued operations before income tax & minority interest	642.4	1,087.9	69.3%	1,274.0	2,206.2	73.2%
Income tax expense	(163.0)	(234.9)	44.1%	(322.7)	(479.3)	48.5%
Consolidated profit from continued operations before minority interest	479.4	853.0	77.9%	951.2	1,726.9	81.5%
Discontinued operations	-	-	n.a	772.4	-	n.a
Consolidated profit before minority interest	479.4	853.0	77.9%	1,723.7	1,726.9	0.2%

14

Second Quarter 2020 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA, EBIT and capex for 2020. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2020 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 5 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY6.9 billion revenue in Q220 with total assets of TRY47.0 billion as of June 30, 2020. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

15

Second Quarter 2020 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Quarter			Half Year
	Q219	Q220	y/y%	H119	H120	y/y%
Turkcell Turkey	(37.4)	(464.9)	n.m	(595.9)	(1,003.7)	68.4%
Turkcell International	(9.8)	(19.9)	103.1%	(35.7)	(51.2)	43.4%
Other Subsidiaries	(61.9)	(56.9)	(8.1%)	(190.0)	(174.9)	(7.9%)
Net FX loss before hedging	(109.1)	(541.6)	396.4%	(821.6)	(1,229.9)	49.7%
Swap interest income/(expense)[1]	(156.1)	(102.8)	(34.1%)	(322.4)	(224.7)	(30.3%)
Fair value gain on derivative financial instruments[1]	(143.8)	548.7	(481.6%)	474.8	1,257.7	164.9%
Net FX gain / (loss) after hedging	(409.1)	(95.7)	(76.6%)	(669.3)	(196.9)	(70.6%)

(1) Swap interest income / (expense) which was included in fair value gain on derivative financial instruments line in previous quarters has been presented separately.

Table: Income tax expense details

Million TRY		Quarter			Half Year
	Q219	Q220	y/y%	H119	H120	y/y%
Current tax expense	(208.0)	(197.0)	(5.3%)	(361.8)	(358.5)	(0.9%)
Deferred tax income / (expense)	45.0	(37.9)	(184.2%)	39.1	(120.7)	(408.7%)
Income Tax expense	(163.0)	(234.9)	44.1%	(322.7)	(479.3)	48.5%

16

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 June 2020	31 December 2019

Assets
Property, plant and equipment	9	12,774,937	12,458,491
Right-of-use assets	11	1,776,121	1,783,096
Intangible assets	10	11,652,883	11,308,062
Investment properties		12,742	16,283
Trade receivables		181,158	148,159
Receivables from financial services		56,899	123,136
Contract assets		8,949	10,291
Deferred tax assets		179,508	189,342
Investments in equity accounted investees		77,389	41,701
Other non-current assets		290,214	304,270
Total non-current assets		27,010,800	26,382,831

Inventories		270,792	178,399
Trade receivables		3,818,559	3,133,975
Due from related parties		2,988	4,477
Receivables from financial services		1,768,745	2,319,122
Contract assets		875,544	933,969
Derivative financial instruments	15	845,006	845,513
Financial asset at amortized cost		85,192	5,368
Financial asset at fair value through other comprehensive income	12	408,309	345,602
Cash and cash equivalents		10,929,097	10,238,715
Other current assets		1,026,937	1,327,004
Total current assets		20,031,169	19,332,144

Total assets		47,041,969	45,714,975

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(154,146)	(144,152)
Additional paid-in capital		35,026	35,026
Reserves		2,704,911	2,816,359
Remeasurements of employee termination benefit		(63,539)	(63,539)
Retained earnings		14,809,504	13,202,526
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		19,532,025	18,046,489
Non-controlling interests		6,125	36,455

Total equity		19,538,150	18,082,944

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 June 2020	31 December 2019
Liabilities
Borrowings	14	14,361,939	12,677,394
Employee benefit obligations		328,809	294,331
Provisions		352,589	337,404
Deferred tax liabilities		1,207,155	1,165,630
Contract liabilities		176,859	141,890
Other non-current liabilities		418,761	359,857
Total non-current liabilities		16,846,112	14,976,506

Borrowings	14	5,414,028	7,628,333
Current tax liabilities		178,883	121,258
Trade and other payables		4,462,360	4,117,471
Due to related parties		7,336	12,082
Deferred revenue		75,045	56,544
Provisions		132,421	342,812
Contract liabilities		305,729	290,408
Derivative financial instruments	15	81,905	86,617
Total current liabilities		10,657,707	12,655,525

Total liabilities		27,503,819	27,632,031

Total equity and liabilities		47,041,969	45,714,975

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended		Three months ended
	Note	30 June 2020	30 June 2019	30 June 2020	30 June 2019

Revenue	8	13,167,448	11,279,888	6,728,931	5,899,848
Revenue from financial services	8	414,652	586,611	194,972	291,292
Total revenue		13,582,100	11,866,499	6,923,903	6,191,140

Cost of revenue		(9,437,852)	(8,031,029)	(4,903,586)	(4,208,987)
Cost of revenue from financial services		(81,694)	(161,646)	(46,494)	(75,391)
Total cost of revenue		(9,519,546)	(8,192,675)	(4,950,080)	(4,284,378)

Gross profit		3,729,596	3,248,859	1,825,345	1,690,861
Gross profit from financial services		332,958	424,965	148,478	215,901
Total gross profit		4,062,554	3,673,824	1,973,823	1,906,762

Other income		55,917	63,621	23,056	36,959
Selling and marketing expenses		(676,562)	(816,542)	(327,865)	(413,389)
Administrative expenses		(354,705)	(375,510)	(166,419)	(184,941)
Net impairment losses on financial and
contract assets		(221,518)	(91,770)	(106,751)	(21,435)
Other expenses		(201,055)	(189,280)	(74,172)	(110,799)
Operating profit		2,664,631	2,264,343	1,321,672	1,213,157

Finance income	6	1,127,698	334,737	506,189	(200,361)
Finance costs	6	(1,582,874)	(1,326,835)	(739,961)	(371,357)
Net finance costs		(455,176)	(992,098)	(233,772)	(571,718)

Share of profit of equity accounted investees		(3,262)	1,738	(14)	951
Profit before income tax		2,206,193	1,273,983	1,087,886	642,390

Income tax expense	7	(479,271)	(322,735)	(234,878)	(162,961)
Profit from continuing operations		1,726,922	951,248	853,008	479,429

Profit from discontinued operations
(attributable to owners of the Company)	19	—	772,436	—	—

Profit for the year		1,726,922	1,723,684	853,008	479,429

Profit for the year is attributable to:
Owners of the Company		1,724,396	1,689,615	851,674	465,164
Non-controlling interests		2,526	34,069	1,334	14,265
Total		1,726,922	1,723,684	853,008	479,429

Basic and diluted earnings per share for profit
attributable to owners of the Company (in full TL)		0.79	0.77	0.39	0.21
Basic and diluted earnings per share for profit
from continuing operations attributable to
owners of the Company (in full TL)		0.79	0.42	0.39	0.21
Basic and diluted earnings per share for profit from discontinued operations attributable to
owners of the Company (in full TL)		—	0.35	—	—

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended		Three months ended
	Note	30 June 2020	30 June 2019	30 June 2020	30 June 2019

Profit for the year		1,726,922	1,723,684	853,008	479,429

Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		141,358	245,792	218,236	100,578
Exchange differences arising from discontinued operations		—	104,986	—	—
Fair value reserve		(4,696)	169	1,872	1,148
Cash flow hedges - effective portion of changes in fair value		726,006	271,890	305,724	223
Cash flow hedges - reclassified to profit or loss		(768,791)	(367,933)	(325,245)	(146,566)
Cost of hedging reserve - changes in fair value		(304,230)	(137,928)	(40,953)	(13,090)
Cost of hedging reserve - reclassified to profit or loss		65,828	(9,551)	15,439	(48,895)
Losses on hedges of net investments in foreign operations		(169,602)	(33,371)	(80,284)	(33,371)
Income tax relating to these items		85,261	(33,433)	(87,240)	(2,009)
-Income tax relating to exchange differences		(14,945)	(94,349)	(114,397)	(55,182)
-Income tax relating to fair value reserve		1,033	—	(412)	—
-Income tax relating to hedges of net investments		37,312	7,342	17,662	7,342
-Income tax relating to cash flow hedges		9,413	21,129	4,295	32,195
-Income tax relating to cost of hedging reserve		52,448	32,445	5,612	13,636
Other comprehensive (loss)/income for the year, net of income tax		(228,866)	40,621	7,549	(141,982)
Total comprehensive income for the year		1,498,056	1,764,305	860,557	337,447

Total comprehensive income for the year is attributable to:
Owners of the Company		1,495,530	1,731,011	859,218	323,223
Non-controlling interests		2,526	33,294	1,339	14,224
Total		1,498,056	1,764,305	860,557	337,447

Total comprehensive income for the year attributable to
owners of the Company arises from:
Continuing operations		1,495,530	853,589	859,218	323,223
Discontinued operations		—	877,422	—	—
Total		1,495,530	1,731,011	859,218	323,223

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	1,333,995	(34,871)	11,359,317	15,921,744	131,810	16,053,554
Total comprehensive income/(loss):
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	1,689,615	1,689,615	34,069	1,723,684
Other comprehensive income, net of income tax	—	—	—	—	—	169	(26,029)	(74,914)	(115,034)	(66,675)	323,879	—	—	41,396	(775)	40,621
Total comprehensive income/(loss)	—	—	—	—	—	169	(26,029)	(74,914)	(115,034)	(66,675)	323,879	—	1,689,615	1,731,011	33,294	1,764,305
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Transfer to legal reserve	—	—	—	—	203,378	—	—	—	—	—	—	—	(203,378)	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(109,178)	(109,178)
Sale of investment	—	—	—	—	—	—	—	—	—	876,867	(1,388,905)	—	143,905	(368,133)	—	(368,133)
Balance at 30 June 2019	2,200,000	(151,532)	35,026	269	2,439,300	169	(26,029)	(59,972)	(386,164)	—	268,969	(34,871)	12,989,459	17,274,624	55,926	17,330,550

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	450,146	(63,539)	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	1,724,396	1,724,396	2,526	1,726,922
Other comprehensive income, net of income tax	—	—	—	—	—	(3,663)	(132,290)	(33,372)	(185,954)	—	126,413	—	—	(228,866)	—	(228,866)
Total comprehensive income/(loss)	—	—	—	—	—	(3,663)	(132,290)	(33,372)	(185,954)	—	126,413	—	1,724,396	1,495,530	2,526	1,498,056
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Transfer to legal reserves	—	—	—	—	117,418	—	—	—	—	—	—	—	(117,418)	—	—	—
Dividend paid (Note 13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,856)	(32,856)
Balance at 30 June 2020	2,200,000	(154,146)	35,026	269	2,890,523	(191)	(175,493)	(188,374)	(398,113)	—	576,559	(63,539)	14,809,504	19,532,025	6,125	19,538,150

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended 30 June
	Note	2020	2019
Cash flows from operating activities:
Profit before income tax from
Continuing operations		1,726,922	951,248
Discontinued operations		—	772,436
Profit before income tax including discontinued operations		1,726,922	1,723,684

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	1,164,844	1,035,140
Amortization of intangible assets and right of use assets	10,11	1,658,726	1,408,786
Net finance expense		509,179	771,802
Fair value adjustments to derivatives	15	(1,257,718)	(474,756)
Income tax expense		479,271	322,735
Gain on sale of property, plant and equipment		(20,565)	(31,150)
Unrealized foreign exchange losses on operating assets		2,178,661	1,117,022
Provisions		490,100	311,636
Share of profit of equity accounted investees		3,262	(1,738)
Adjustments to (earnings) due to disposal of assets held for sale or to associates	19	—	(772,436)
Non-cash other adjustments		(7,882)	—
		6,924,800	5,410,725
Change in operating assets/liabilities
Change in trade receivables		(844,112)	(700,826)
Change in due from related parties		2,120	7,164
Change in receivables from financial services		572,661	925,548
Change in inventories		(92,393)	(1,702)
Change in other current assets		156,032	(447,117)
Change in other non-current assets		(18,472)	(31,821)
Change in due to related parties		(5,340)	(5,534)
Change in trade and other payables		159,179	(625,714)
Change in other non-current liabilities		—	(35,439)
Change in employee benefit obligations		(11,138)	(5,444)
Change in deferred revenue		51,818	46,221
Change in short term contract asset		58,368	153,503
Change in long term contract asset		1,342	(468)
Change in short term contract liability		15,321	19,570
Change in long term contract liability		34,969	(7,461)
Changes in other working capital		(446,322)	(314,367)
Cash generated from operations		6,558,833	4,386,838

Interest paid		(796,961)	(971,228)
Income tax paid		(234,680)	(297,244)
Net cash inflow from operating activities		5,527,192	3,118,366
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(1,391,820)	(1,259,618)
Acquisition of intangible assets	10	(1,381,438)	(1,152,832)
Proceeds from sale of property, plant and equipment		45,086	46,299
Proceeds from/(payments for) advances given for acquisition of property, plant and equipment		35,465	(364,845)
Proceeds from sale of subsidiary		—	2,219,644
Contribution of increase of share capital in joint ventures/associates		(38,950)	(19,000)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		672,277	57,529
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		(684,814)	(225,972)
Payments for financial assets at amortized cost		(73,676)	—
Interest received		368,884	398,302
Net cash outflow from investing activities		(2,448,986)	(300,493)

Cash flows from financing activities:
Proceeds from derivative instruments		1,836,593	941,848
Repayments of derivative instruments		(977,912)	(451,478)
Proceeds from issues of loans and borrowings		18,667,494	13,296,208
Proceeds from issues of bonds		275,000	175,000
Repayments of borrowings		(21,144,570)	(13,255,118)
Repayments of bonds		(355,878)	(225,794)
Dividends paid to non-controlling interest		(32,856)	(109,178)
Decrease in cash collateral related to loans		—	204,077
Payments of lease liabilities		(705,430)	(634,996)
Acquisition of treasury shares		(9,994)	(9,998)
Net cash (outflow)/inflow from financing activities		(2,447,553)	(69,429)

Net increase in cash and cash equivalents		630,653	2,748,444

Cash and cash equivalents at 1 January		10,238,715	7,419,239

Effects of exchange rate changes on cash and cash equivalents		59,729	519,049

Cash and cash equivalents at 30 June		10,929,097	10,686,732

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the six months ended 30 June 2020 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 13 August 2020.

The Company’s parent is Turkcell Holding A.S. (“Turkcell Holding”), which holds 51% of the Company’s shares as of 30 June 2020. The main shareholders of Turkcell Holding are Telia Finland Oy (“Telia”), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

In order to ensure compliance with corporate governance principles of the Capital Markets Board (“CMB”), three independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, two members were chosen from the independent nominees list submitted by Telia to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, three new members were elected to serve for 3 years instead of three members who are not among independent members appointed by the CMB. Two new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. These two board members were reappointed for 3 years in Ordinary General Assembly Meeting which was held on 12 September 2019. One of the board members resigned on 27 November 2019, and on 13 December 2019 a new board member was appointed for the vacant seat. 3 new independent board members were appointed in lieu of existing 3 independent board members in Board of Directors with the CMB decision dated 5 March 2020. The Company’s Board of Directors consists of a total of seven non-executive members including three independent members as of 30 June 2020.

On 17 June 2020, Company’s direct and indirect shareholders and certain of its related parties, Türkiye Varlık Fonu, the wealth fund of the Republic of Turkey (“TWF”), through Türkiye Varlık Fonu Yönetimi A.Ş., TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”), Ziraat Bankası A.Ş. (“Ziraat”) have made press releases and material event disclosures in Turkey and abroad with respect to a series of agreements signed between them. According to said agreements of which official announcements have been made vis-à-vis the relevant authorities, upon satisfaction of a number of conditions, particularly obtainment of regulatory approvals and fulfilment of other third-party actions along with the approval of the amendments to the articles of association which should be made at Turkcell shareholders’ general assembly, it is contemplated the following; (i) Telia, currently the holder of 47.09% shares of Turkcell Holding (indirectly 24.02% in Turkcell) to divest of all of its interest in Turkcell’s shareholding structure by selling its shares to TVF BTIH, (ii) Çukurova Telecom Holdings Ltd. Şti, currently the holder of 52.91% shares of Turkcell Holding according to public announcements (indirectly 26.98% in Turkcell) to divest all of its interest in shareholding structure by selling its shares to TVF BTIH, (iii) having thus acquired all shares in Turkcell Holding, TVF BTIH to merge with Turkcell Holding and Turkcell Holding, as a result, to cease its legal existence, (iv) TVF BTIH to sell its 24.8% direct interest in shares of Turkcell to IMTIS Holdings S.á r.l. (“IMTIS Holdings”), who is established by Letterone Investment Holdings S.A, and following this sale, TVF BTIH to hold 26.2% direct interest of the Company.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

49% of the Company shares will continue to be traded in domestic and foreign stock exchanges as it is now. It is understood from the disclosures made by the parties to public and governmental authorities, upon completion of the transaction conditions between the parties, the size of the board of directors is expected to increase from seven members to nine members, five of which will be determined by TWF through a privilege to be defined in Turkcell’s articles of association, three of which will be independent and one of which will be determined by other shareholders.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout Turkey and the world. Management considers that there is no material effect on the Group’s financial statements after evaluating the potential impact of this pandemic on the non-current assets. Financial assets are separately evaluated for any possible impairment regarding COVID-19 and reflected in the financial statements accordingly. Management will continue to evaluate the nature and extent of the impact to our business, consolidated results of operations, and financial condition.

2.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the period ended 31 December 2019 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the six months ended 30 June 2020 as set out in Note 3 and also the reclassifications mentioned in the following paragraphs.

As at 30 June 2019, prepaid expenses related to frequency usage fee amounted to TL 359,958 has been classified under trade receivables from other current assets.

3.	Significant changes in accounting policies
a)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

  The fair value of the assets transferred,
  Liabilities incurred to the former owners of the acquired business,
  Equity interests issued by the Group,
  The fair value of any asset or liability resulting from a contingent consideration arrangement, and
  The fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant changes in accounting policies (continued)
a)	Business combinations (continued)

Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement.  Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the acquirer shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer shall also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the acquirer receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

The measurement period is the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination. The measurement period provides the acquirer with a reasonable time to obtain the information necessary to identify and measure the following as of the acquisition date in accordance with the requirements of this IFRS:

-	the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;
-	the consideration transferred for the acquiree (or the other amount used in measuring goodwill);
-	in a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and
-	the resulting goodwill or gain on a bargain purchase.

10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant changes in accounting policies (continued)
b)	New standards and interpretations
i)	Standards, amendments and interpretations applicable as at 30 June 2020
-	Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:
•	use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting;
•	clarify the explanation of the definition of material; and
•	incorporate some of the guidance in IAS 1 about immaterial information.

-	Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

-	Amendment to IFRS 16, ‘Leases’ – Covid-19 related rent concessions; effective from Annual periods beginning on or after 1 June 2020. As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

ii)	Standards, amendments and interpretations that are issued but not effective as at 30 June 2020:

-	IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

-	Amendments to IAS 1, ‘Presentation of financial statements’ on classification of liabilities; effective from 1 January 2022. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant changes in accounting policies (continued)
b)	New standards and interpretations (continued)
ii)	Standards, amendments and interpretations that are issued but not effective as at 30 June 2020 (continued):

-	A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 17 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16; effective from Annual periods beginning on or after 1 January 2022.
•	Amendments to IFRS 3, ‘Business combinations’ update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
•	Amendments to IAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.
•	Amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.

Annual improvements make minor amendments to IFRS 1, ‘First-time Adoption of IFRS’, IFRS 9, ‘Financial instruments’, IAS 41, ‘Agriculture’ and the Illustrative Examples accompanying IFRS 16, ‘Leases’.

The Company does not expect material impact of new standards and interpretations on Company’s accounting policies.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Çözümleri A.S. (“Lifecell Bulut”), Lifecell TV Yayın ve İçerik Hizmetleri A.S. (“Lifecell TV”) and Lifecell Müzik Yayın ve İletim A.S. (“Lifecell Müzik”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”) and Yaani Digital BV (“Yaani”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”) and Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Total segment revenue	11,741,437	10,094,117	1,137,511	916,814	1,008,550	1,129,145	(305,398)	(273,577)	13,582,100	11,866,499
Inter-segment revenue	(37,830)	(36,301)	(40,569)	(42,826)	(226,999)	(194,450)	305,398	273,577	—	—
Revenue from external customers	11,703,607	10,057,816	1,096,942	873,988	781,551	934,695	—	—	13,582,100	11,866,499
Adjusted EBITDA	4,888,347	4,037,939	521,503	423,716	235,355	390,432	(11,866)	(18,159)	5,633,339	4,833,928

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Total segment revenue	6,002,977	5,260,843	577,942	492,020	493,876	582,226	(150,892)	(143,949)	6,923,903	6,191,140
Inter-segment revenue	(18,585)	(19,898)	(19,410)	(23,909)	(112,897)	(100,142)	150,892	143,949	—	—
Revenue from external customers	5,984,392	5,240,945	558,532	468,111	380,979	482,084	—	—	6,923,903	6,191,140
Adjusted EBITDA	2,464,111	2,128,116	271,658	230,165	94,925	199,776	(6,386)	(5,231)	2,824,308	2,552,826

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	Six months ended		Three months ended
	30 June 2020	30 June 2019	30 June 2020	30 June 2019

Profit for the period	1,726,922	1,723,684	853,008	479,429

Add(Less):

Profit from discontinued operations	—	(772,436)	—	—

Profit from continuing operations	1,726,922	951,248	853,008	479,429
Income tax expense	479,271	322,735	234,878	162,961
Finance income	(1,127,698)	(334,737)	(506,189)	200,361
Finance costs	1,582,874	1,326,835	739,961	371,357
Other income	(55,917)	(63,621)	(23,056)	(36,959)
Other expenses	201,055	189,280	74,172	110,799
Depreciation and amortization	2,823,570	2,443,926	1,451,520	1,265,829
Share of loss/(gain) of equity accounted investees	3,262	(1,738)	14	(951)
Consolidated adjusted EBITDA	5,633,339	4,833,928	2,824,308	2,552,826

5.       Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Finance income and costs

	Six months ended		Three months ended
	30 June 2020	30 June 2019	30 June 2020	30 June 2019
Cash flow hedges - reclassified to profit or loss	702,963	377,484	309,806	195,461
Net fair value gains on derivative financial
instruments and interest	330,010	(225,134)	136,034	(495,424)
Interest income	87,568	175,429	56,286	96,305
Other	7,157	6,958	4,063	3,297
Finance income	1,127,698	334,737	506,189	(200,361)

Net foreign exchange losses	(1,229,857)	(821,606)	(541,579)	(109,099)
Net interest expenses for financial assets and liabilities measured at amortized cost	(341,725)	(492,246)	(192,312)	(253,755)
Other	(11,292)	(12,983)	(6,070)	(8,503)
Finance costs	(1,582,874)	(1,326,835)	(739,961)	(371,357)
Net finance costs	(455,176)	(992,098)	(233,772)	(571,718)

7.       Income tax expense

Effective tax rates for the six and three months ended 30 June 2020 and 2019 are 22%, 22% and 16%, 25%, respectively.

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.       Revenue

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Telecommunication services	10,212,575	8,912,427	1,036,873	822,747	—	—	(21,256)	(25,798)	11,228,192	9,709,376
Equipment revenues	1,425,935	1,099,460	46,512	47,918	—	—	—	—	1,472,447	1,147,378
Revenue from financial services	—	—	—	—	414,863	587,112	(211)	(501)	414,652	586,611
Call center revenues	13,293	10,528	14,828	7,567	193,581	127,807	(20,934)	(15,924)	200,768	129,978
Commission fees on betting business	—	—	—	—	—	106,029	—	—	—	106,029
Other	89,634	71,702	39,298	38,582	400,106	308,197	(262,997)	(231,354)	266,041	187,127
Total	11,741,437	10,094,117	1,137,511	916,814	1,008,550	1,129,145	(305,398)	(273,577)	13,582,100	11,866,499

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Telecommunication services	5,134,886	4,592,270	526,521	442,571	—	—	(9,033)	(13,120)	5,652,374	5,021,721
Equipment revenues	818,285	613,481	22,586	27,298	—	—	—	—	840,871	640,779
Revenue from financial services	—	—	—	—	195,063	291,514	(91)	(222)	194,972	291,292
Call center revenues	6,709	4,795	7,510	4,715	96,719	73,496	(10,154)	(10,186)	100,784	72,820
Commission fees on betting business	—	—	—	—	—	49,400	—	—	—	49,400
Other	43,097	50,297	21,325	17,436	202,094	167,816	(131,614)	(120,421)	134,902	115,128
Total	6,002,977	5,260,843	577,942	492,020	493,876	582,226	(150,892)	(143,949)	6,923,903	6,191,140

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	30 June 2020
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	10,212,575	1,036,873	—	(21,256)	11,228,192
At a point in time	129,288	4,887	—	—	134,175
Over time	10,083,287	1,031,986	—	(21,256)	11,094,017
Equipment Related	1,425,935	46,512	—	—	1,472,447
At a point in time	1,383,131	46,512	—	—	1,429,643
Over time	42,804	—	—	—	42,804
Revenue from financial operations	—	—	414,863	(211)	414,652
At a point in time	—	—	95,747	(211)	95,536
Over time	—	—	319,116	—	319,116
Call Center	13,293	14,828	193,581	(20,934)	200,768
At a point in time	—	—	—	—	-
Over time	13,293	14,828	193,581	(20,934)	200,768
All other segments	89,634	39,298	400,106	(262,997)	266,041
At a point in time	20,819	5,329	193	—	26,341
Over time	68,815	33,969	399,913	(262,997)	239,700
Total	11,741,437	1,137,511	1,008,550	(305,398)	13,582,100
At a point in time	1,533,238	56,728	95,940	(211)	1,685,695
Over time	10,208,199	1,080,783	912,610	(305,187)	11,896,405

	30 June 2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	8,912,427	822,747	—	(25,798)	9,709,376
At a point in time	85,164	1,619	—	—	86,783
Over time	8,827,263	821,128	—	(25,798)	9,622,593
Equipment Related	1,099,460	47,918	—	—	1,147,378
At a point in time	1,087,148	47,918	—	—	1,135,066
Over time	12,312	—	—	—	12,312
Revenue from financial operations	—	—	587,112	(501)	586,611
At a point in time	—	—	99,494	(501)	98,993
Over time	—	—	487,618	—	487,618
Call Center	10,528	7,567	127,807	(15,924)	129,978
At a point in time	—	—	—	—	—
Over time	10,528	7,567	127,807	(15,924)	129,978
Commission fees on betting business	—	—	106,029	—	106,029
At a point in time	—	—	—	—	—
Over time	—	—	106,029	—	106,029
All other segments	71,702	38,582	308,197	(231,354)	187,127
At a point in time	31,871	6,632	—	(286)	38,217
Over time	39,831	31,950	308,197	(231,068)	148,910
Total	10,094,117	916,814	1,129,145	(273,577)	11,866,499
At a point in time	1,204,183	56,169	99,494	(787)	1,359,059
Over time	8,889,934	860,645	1,029,651	(272,790)	10,507,440

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.        Property, plant and equipment

Cost	Balance as at 1 January 2020	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 30 June 2020
Network infrastructure (All operational)	22,022,991	294,113	(258,150)	645,572	—	84,868	22,789,394
Land and buildings	1,211,323	5,931	(550)	78	—	722	1,217,504
Equipment, fixtures and fittings	866,409	27,294	(2,813)	2,271	—	1,098	894,259
Motor vehicles	44,518	2,098	(886)	—	—	77	45,807
Leasehold improvements	335,837	810	—	118	—	253	337,018
Construction in progress	666,328	1,063,435	(509)	(649,471)	—	1,617	1,081,400
Total	25,147,406	1,393,681	(262,908)	(1,432)	—	88,635	26,365,382

Accumulated depreciation
Network infrastructure (All operational)	11,382,813	1,084,467	(239,893)	—	2,692	(21,985)	12,208,094
Land and buildings	285,626	35,072	—	—	—	423	321,121
Equipment, fixtures and fittings	673,927	27,296	(1,814)	—	—	970	700,379
Motor vehicles	37,840	1,933	(886)	—	—	74	38,961
Leasehold improvements	308,709	13,006	—	—	—	175	321,890
Total	12,688,915	1,161,774	(242,593)	—	2,692	(20,343)	13,590,445

Net book amount	12,458,491	231,907	(20,315)	(1,432)	(2,692)	108,978	12,774,937

Depreciation expense for the six and three months ended 30 June 2020 amounting to TL 1,164,466 and TL 626,662 including impairment losses are recognized in cost of revenue.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the six and three months ended 30 June 2020 amounting to TL 2,692 and TL 402 are included in depreciation expense.

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets
Cost	Balance at 1 January 2020	Additions	Disposals	Transfers	Acquisition through business combinations	Effects of movements in exchange rates	Balance at 30 June 2020
Telecommunication licenses	9,132,617	3,981	(5,578)	8	—	50,002	9,181,030
Computer software	10,133,924	660,411	(6,372)	30,908	—	10,062	10,828,933
Transmission line software	74,379	376	—	—	—	—	74,755
Central betting system operating right	12,426	—	—	—	—	—	12,426
Indefeasible right of usage	117,618	—	—	—	—	—	117,618
Brand name	7,740	1,073	—	—	—	109	8,922
Customer base	15,512	—	—	—	—	—	15,512
Goodwill (*)	32,834	—	—	—	78,827	—	111,661
Subscriber acquisition cost	3,248,859	641,118	—	—	—	1,841	3,891,818
Other	93,942	1,787	—	—	—	357	96,086
Construction in progress	13,452	72,692	—	(29,484)	—	67	56,727
Total	22,883,303	1,381,438	(11,950)	1,432	78,827	62,438	24,395,488

Accumulated amortization
Telecommunication licenses	3,632,968	314,272	(4,648)	—	—	12,977	3,955,569
Computer software	6,290,133	487,934	(6,260)	—	—	5,278	6,777,085
Transmission line software	71,602	2,294	—	—	—	—	73,896
Central betting system operating right	12,375	51	—	—	—	—	12,426
Indefeasible right of usage	40,420	4,283	—	—	—	—	44,703
Brand name	7,040	—	—	—	—	—	7,040
Customer base	12,648	218	—	—	—	—	12,866
Subscriber acquisition cost	1,447,606	332,117	—	—	—	1,884	1,781,607
Other	60,449	16,885	—	—	—	79	77,413
Total	11,575,241	1,158,054	(10,908)	—	—	20,218	12,742,605

Net book amount	11,308,062	223,384	(1,042)	1,432	78,827	42,220	11,652,883

(*) On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani (formerly “NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date has been determined as 1 June 2020. The total consideration transferred amounting to USD 12,310 (TL 78,827) has been accounted for under ‘Goodwill’.

At the time the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Yaani. In particular, the Goodwill amount has only been determined provisionally as the independent valuations have not been finalized.

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets (continued)

Amortization expense on intangible assets other than goodwill for the six and three months ended 30 June 2020 amounting to TL 1,158,054 and TL 567,407 are recognized in cost of revenues.

There are no impairment losses on intangible assets recognized for the six months ended 30 June 2020.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amounts of internally generated computer software are TL 102,467 and TL 54,201 respectively, for the six and three months ended 30 June 2020.

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 30 June 2020 and depreciation and amortization expenses for the related period is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2020	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096
Depreciation and amortization charge for the year	(274,671)	(19,091)	(84,111)	(93,746)	(471,619)	(7,665)	(21,388)	(29,053)	(500,672)
Balance at 30 June 2020	1,129,949	82,177	10,354	190,927	1,413,407	21,405	341,309	362,714	1,776,121

As at 30 June 2020, additions to right of use assets are amounting to TL 546,951 and interest expense for the six and three months ended 30 June 2020 on lease liabilities are TL 131,262 and TL 62,879. Amortization expense for six and three months ended 30 June 2020 amounting to TL 500,672 and 257,266 are recorded in the cost of revenues.

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Financial Assets

Debt investments at fair value through other comprehensive income

Debt investments at fair value through other comprehensive income comprise the following investments in listed and unlisted securities:

	30 June	31 December
Current Assets	2020	2019
Listed debt securities	408,309	345,602
	408,309	345,602

	Fair values

	30 June 2020	31 December 2019	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	408,309	345,602	Level 1	Pricing models based on quoted market prices at the end of the reporting period.
Total	408,309	345,602

As of 30 June 2020 and 31 December 2019, the nominal and fair value amounts of financial assets are as follows:

30 June 2020
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	10,000	78,550	5 February 2021
EUR	20,000	153,883	12 March 2021
EUR	20,000	150,867	17 December 2021
EUR	2,000	15,866	16 February 2026
USD	300	2,127	21 February 2022
USD	1,000	7,016	10 August 2024
Total financial assets		408,309

31 December 2019
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	17,990	121,456	29 May 2020
EUR	10,000	67,773	5 February 2021
EUR	20,000	133,072	17 December 2021
EUR	2,000	15,026	16 February 2026
USD	300	1,878	21 February 2022
USD	1,000	6,397	10 August 2024
Total financial assets		345,602

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Financial Assets (continued)

Debt investments at fair value through other comprehensive income (continued)

During the year, the following losses were recognized in other comprehensive income.

	Six months ended		Three months ended
	30 June	30 June	30 June	30 June
	2020	2019	2020	2019
Losses recognized in other comprehensive income
Related to debt securities	(3,663)	169	1,460	1,148
	(3,663)	169	1,460	1,148

13.	Equity

Dividends

Inteltek:

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 13 March 2020, the shareholders resolved to pay a dividend amount equal to TL 38,029 out of profits for the year ended 31 December 2019 and a dividend out legal reserves amount equal to TL 34,985. The aggregate amount of dividends has been paid on 23 March 2020.

14.       Loans and borrowings

	30 June 2020	31 December 2019
Non-current liabilities
Unsecured bank loans	7,001,661	6,092,170
Secured bank loans	—	—
Lease liabilities	1,069,115	1,101,303
Debt securities issued	6,291,163	5,483,921
	14,361,939	12,677,394
Current liabilities
Unsecured bank loans	4,521,498	6,712,297
Secured bank loans	1,217	2,415
Lease liabilities	416,374	431,752
Debt securities issued	474,939	481,869
	5,414,028	7,628,333

The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance. As of 30 June 2020, the Company has used USD 47,100 loan on 1 April 2020, with a fixed interest rate of 3,84%.

As at 30 June 2020, the company signed a green loan agreement of EUR 50,000 with ING European Financial Services Plc. The respective loan has a maturity of 5 years and its annual interest cost is Euribor+1.95%. The loan facility is utilized to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan will be repaid at once at the end of the 5-year maturity term. The loan was fully utilized on 20 March 2020.

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.       Loans and borrowings (continued)

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 5,000 as at 30 June 2020.

The company has decided to prepay and close its Club loan, which was utilized under the credit agreement disclosed on 17 September 2015 and which is to fully mature on 16 September 2020. Accordingly, the last two principal payments of the loan, which are due in June 2020 and September 2020 as per the credit agreement and which in total amount to EUR 148.4 million and USD 166.7 million were performed on 23 March 2020.

On 4 June 2020, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 23 June 2020, the Company has issued management agreement based lease certificates through Halk Yatırım amounting TL 100,000 with the maturity of 18 November 2020.

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2020			31 December 2019
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1.3%-Euribor+2.2%	2020-2026	5,262,083	Euribor+1.3%-Euribor+2.2%	2020-2026	5,638,726
Unsecured bank loans	USD	Floating	Libor+1.5%-Libor+2.2%	2020-2028	3,236,282	Libor+1.5%-Libor+2.2%	2020-2028	4,478,457
Unsecured bank loans	TL	Fixed	6.3%-11%	2020-2021	1,551,606	9.5%-11.5%	2020	1,442,818
Unsecured bank loans	UAH	Fixed	7.0%-8.3%	2020	936,617	11.5%-18.0%	2020	1,043,883
Unsecured bank loans	RMB	Fixed	4.1%-5.5%	2020-2026	233,009	5.5%	2020-2026	200,583
Unsecured bank loans	USD	Fixed	3.8%	2029	303,562	-	-	-
Secured bank loans (*)	BYN	Fixed	10.5%	2020	1,217	11.5%	2020	2,415
Debt securities issued	USD	Fixed	5.8%	2020-2028	6,665,949	5.8%	2020-2028	5,810,989
Debt securities issued	TL	Fixed	8.1%	2020	100,153	14.0%	2020	154,801
Lease liabilities	EUR	Fixed	1.0%-9.0%	2020-2031	146,781	1.0%-7.9%	2020-2031	162,786
Lease liabilities	TL	Fixed	12.8%-45.0%	2020-2048	727,628	12.8%-45.0%	2020-2048	735,211
Lease liabilities	USD	Fixed	4.0%-10.9%	2020-2028	18,735	3.9%-10.8%	2020-2027	18,564
Lease liabilities	UAH	Fixed	16.6%-24.0%	2020-2067	501,497	16.6%-24.0%	2020-2067	521,496
Lease liabilities	BYN	Fixed	11.7%-15.0%	2020-2028	90,848	11.7%-15.0%	2020-2028	94,998
					19,775,967			20,305,727

(*)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus.

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments

Fair value of derivative financial instruments at 30 June 2020 and 31 December 2019 are attributable to the following:

	30 June 2020		31 December 2019

	Assets	Liabilities	Assets	Liabilities

Held for trading	494,000	9,948	443,880	72,539
Derivatives used for hedging	439,546	69,672	483,448	—
Total	933,546	79,620	927,328	72,539

As at 30 June 2020, the total derivative financial assets of TL 845,006 (31 December 2019: TL 845,513) also includes a net accrued interest expense of TL 88,540 (31 December 2019: TL 81,815) and the total derivative financial liabilities of TL 81,905 (31 December 2019: TL 86,617) also includes a net accrued interest expense of TL 2,285 (31 December 2019: TL 14,078).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 30 June 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,680,420	EUR	400,100	142,224	23 October 2025
TL	239,107	EUR	52,008	15,458	22 April 2026
TL	128,525	EUR	18,573	16,032	22 April 2026
TL	243,224	USD	43,340	45,237	22 April 2026
TL	238,370	USD	43,340	25,520	22 April 2026
TL	199,988	USD	34,672	33,938	22 April 2026
TL	172,775	USD	30,338	33,836	22 April 2026
TL	170,066	USD	26,004	1,323	22 April 2026
TL	135,654	USD	21,670	18,112	22 April 2026
TL	100,618	USD	17,336	12,308	22 April 2026
TL	85,206	USD	17,336	20,906	22 April 2026
Cross currency swap contracts
TL	107,377	RMB	175,614	74,652	22 April 2026
Derivatives used for hedge accounting financial assets				439,546

EUR 452,108 participating cross currency swap contracts includes TL 1,041,223 guarantees after CSA agreement (31 December 2019: 833,786 TL).

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Derivatives used for hedging (continued)

Interest rate swap contracts

The notional amount and the fair value of interest rate swap contracts for hedging purposes at 30 June 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

USD	86,680	USD	86,680	(33,184)	22 April 2026
USD	43,340	USD	43,340	(15,770)	22 April 2026
USD	34,672	USD	34,672	(11,045)	22 April 2026
USD	30,338	USD	30,338	(9,673)	22 April 2026
Derivatives used for hedge accounting financial liabilities				(69,672)

Held for trading

Cross currency swap, participating cross currency swap and Fx swap contracts

The notional amount and the fair value of cross currency swap, participating cross currency swap and FX swap contracts for hedging purposes at 30 June 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	242,873	USD	70,500	240,634	16 September 2020
TL	118,245	USD	20,571	26,629	20 March 2023
TL	118,985	USD	20,571	26,128	20 March 2023
TL	68,256	EUR	10,800	16,656	23 September 2021
TL	33,263	RMB	42,030	7,929	22 April 2026
Participating cross currency swap contracts
TL	38,760	EUR	6,000	7,193	16 September 2020
TL	222,248	EUR	34,672	33,892	22 April 2026
TL	160,445	EUR	26,004	33,373	22 April 2026
TL	158,884	EUR	26,004	46,349	22 April 2026
TL	79,885	EUR	11,765	9,328	22 April 2026
TL	103,929	USD	17,336	10,731	22 April 2026
TL	98,295	USD	17,336	1,638	22 April 2026
FX swap contracts
EUR	30,000	USD	34,141	2,259	21 July 2020
EUR	60,000	USD	67,859	1,429	11 August 2020
Held for trading derivative financial assets				464,168

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 30 June 2020 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	30,000	14,604	1 July 2020
USD	1,189	802	31 July 2020
USD	20,000	10,336	12 August 2020
USD	1,257	881	31 August 2020
USD	1,026	725	30 September 2020
USD	1,020	758	31 October 2020
USD	999	780	30 November 2020
USD	1,160	946	31 December 2020
Held for trading derivative financial assets		29,832

FX swap, option and interest rate swap contracts

The notional amount and the fair value of FX swap, option and interest rate swap contracts for hedging purposes at 30 June 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
FX swap contracts
TL	34,344	USD	5,000	(124)	2 July 2020
TL	80,250	USD	11,700	(156)	3 July 2020
TL	102,927	USD	15,000	(137)	7 July 2020
EUR	45,000	USD	50,464	(1,594)	1 July 2020
EUR	25,000	USD	28,150	(149)	14 July 2020
EUR	15,000	USD	16,890	(89)	14 July 2020
Option contracts EUR	10,000	USD	11,350	(411)	30 July 2020
EUR	10,000	USD	11,350	(683)	31 August 2020
Interest rate swap contracts
USD	23,611	USD	23,611	(1,361)	29 September 2028
Held for trading derivative financial liabilities				(4,704)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 30 June 2020 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	15,000	(5,244)	3 July 2020
Held for trading derivative financial liabilities		(5,244)

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	30 June 2020	31 December 2019	Fair Value hierarchy	Valuation Techniques

a) Participating cross currency swap contracts (*)	507,398	495,436	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	142,504	62,159
-Derivatives used for hedging	364,894	433,277

b) Cross currency swap, FX swap, interest swap and option contracts	321,940	351,768	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	316,960	301,597
-Derivatives used for hedging	4,980	50,171

c) Currency forward contracts	24,588	7,585	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	24,588	7,585

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 89,728 lower as at 30 June 2020 (31 December 2019: TL 116,684).

There were no transfers between fair value hierarchy levels during the year.

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 30 June 2020 on a hedge accounting basis:

Currency	Nominal Value	Maturity Date	30 June 2020	Fair Value Hierarchy	Hedge Ratio
Participating cross currency swap contracts
EUR Contracts	400,100	23 October 2025	142,224	Level 3	1:1
EUR Contracts	70,581	22 April 2026	31,490	Level 3	1:1
USD Contracts	234,036	22 April 2026	191,180	Level 3	1:1

Cross currency swap contracts
RMB Contracts	175,614	22 April 2026	74,652	Level 2	1:1

Interest rate swap contracts
USD Contracts	195,030	22 April 2026	(69,672)	Level 2	1:1

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the periods ended 30 June 2020 and 31 December 2019 are stated below:

	30 June 2020	31 December 2019
Opening balance	495,436	653,142
Cash flow effect	(511,353)	(582,580)
Total gain/loss:
Gains recognized in profit or loss	523,315	424,874
Closing balance	507,398	495,436

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 400,100 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 52,008 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 258,523 as collateral to the Company (30 June 2020: TL 1,992,746) which was the amount exceeding the threshold and the Company transferred EUR 123,443 as collateral to the bank (30 June 2020: TL 951,523) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,041,223 (31 December 2019: TL 833,786) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 30 June 2020, if this transaction was not conducted, derivative financial instruments assets would have been TL 1,886,229 and current borrowings would have been TL 6,455,251.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	30 June 2020 Contract Asset	30 June 2020 Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized during the year	57	223,177
Amounts collected	—	(45,669)
Receivables written off during the year as uncollectible	—	(144,659)
Exchange differences	—	908
Closing balance	4,747	661,335

	30 June 2019 Contract Asset	30 June 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	193	91,282
Amounts collected	—	(61,891)
Receivables written off during the year as uncollectible	—	(54,267)
Transfer	(3,785)	3,785
Exchange differences	—	8,319
Closing balance	3,778	718,039

Movements in the provision for impairment of receivables from financial services are as follows:

	30 June 2020	30 June 2019
Opening balance	163,500	200,273
Provision for impairment recognized during the year	74,510	122,452
Amounts collected	(30,557)	(60,266)
Receivables written off during the year as uncollectible	—	(46,933)
Exchange differences	5	742
Closing balance	207,458	216,268

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 June 2020
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	82	11	—
Financial asset at fair value through other comprehensive income	2,556	59,183	—
Due from related parties - current	196	315	—
Trade receivables and contract assets	16,990	23,191	—
Other current assets	12,116	4,430	—
Cash and cash equivalents	927,885	237,986	35,252
	959,825	325,116	35,252
Foreign currency denominated liabilities
Loans and borrowings - non-current	(357,125)	(569,335)	(176,385)
Debt securities issued - non-current	(919,465)	—	—
Lease obligations - non-current	(1,954)	(14,675)	—
Other non-current liabilities	(56,289)	—	—
Loans and borrowings - current	(160,230)	(236,140)	(65,959)
Debt securities issued - current	(54,776)	—	—
Lease obligations - current	(784)	(4,367)	—
Trade and other payables - current	(193,682)	(27,736)	(12,185)
Due to related parties	(162)	(62)	—
	(1,744,467)	(852,315)	(254,529)

Loans defined as hedging instruments (*)	—	162,480	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	609,556	410,926	217,644
Currency forward contracts	216,178	(20,000)	—
Net exposure	41,092	26,207	(1,633)

(*) The Company designated EUR 162,480 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

The table above shows the Company’s distribution of balance sheet and derivative foreign exchange position should be taken into account with nominal values of the option transactions. The Company monitors the delta adjusted position of the option transactions. As of 30 June 2020, the Company has EUR 38,352 net foreign currency position.

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	71	5,412	—
Financial asset at fair value through other comprehensive income	1,393	50,721	—
Due from related parties - current	152	581	—
Trade receivables and contract assets	17,383	38,496	—
Other current assets	10,602	4,979	—
Cash and cash equivalents	173,376	1,203,574	—
	202,977	1,303,763	—
Foreign currency denominated liabilities
Loans and borrowings - non-current	(351,444)	(577,675)	(192,367)
Debt securities issued - non-current	(923,188)	—	—
Lease obligations - non-current	(2,399)	(19,282)	—
Other non-current liabilities	(60,529)	—	—
Loans and borrowings - current	(402,507)	(385,371)	(44,880)
Debt securities issued - current	(55,060)	—	—
Lease obligations - current	(725)	(5,178)	—
Trade and other payables - current	(156,320)	(44,103)	(555)
Due to related parties	(1,022)	(51)	—
	(1,953,194)	(1,031,660)	(237,802)

Loans defined as hedging instruments	—	145,105	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,830,226	(430,816)	234,367
Net exposure	80,009	(13,608)	(3,435)

The table above shows the Company’s distribution of balance sheet and derivative foreign exchange position should be taken into account with nominal values of the option transactions. The Company monitors the delta adjusted position of the option transactions. As of 31 December 2019, the Company has USD 129,825 net foreign currency position.

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH and BYN against the following currencies at 30 June 2020 and 31 December 2019 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
30 June 2020
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	28,116	(28,116)	-	-
2- Hedged portion of USD risk (-)	-	-	(12,634)	12,634
3- USD net effect (1+2)	28,116	(28,116)	(12,634)	12,634

4- EUR net asset/liability	20,201	(20,201)	-	-
5- Hedged portion of EUR risk (-)	-	-	(62,175)	62,175
6- EUR net effect (4+5)	20,201	(20,201)	(62,175)	62,175

7- Other foreign currency net asset/liability (RMB)	(157)	157	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(381)	381
9- Other foreign currency net effect (7+8)	(157)	157	(381)	381
Total (3+6+9)	48,160	(48,160)	(75,190)	75,190

Sensitivity analysis
31 December 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	47,527	(47,527)	-	-
2- Hedged portion of USD risk (-)	-	-	(6,135)	6,135
3- USD net effect (1+2)	47,527	(47,527)	(6,135)	6,135

4- EUR net asset/liability	(9,050)	9,050	-	-
5- Hedged portion of EUR risk (-)	-	-	(39,558)	39,558
6- EUR net effect (4+5)	(9,050)	9,050	(39,558)	39,558

7- Other foreign currency net asset/liability (RMB)	(290)	290	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(1,379)	1,379
9- Other foreign currency net effect (7+8)	(290)	290	(1,379)	1,379
Total (3+6+9)	38,187	(38,187)	(47,072)	47,072

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	30 June 2020	31 December 2019	Unobservable Inputs	30 June 2020	31 December 2019	Relationship of unobservable inputs to fair value

Contingent consideration	385,141	359,554	Risk-adjusted discount rate	%5.7-%7.2	5.2%-6.1%	A change in the discount rate by 100 bps would increase/decrease FV by TL (29,302) and TL 32,106, respectively.
			Expected settlement date	in instalments between 2025-2030	in instalments between 2026-2030	If expected settlement date changes by 1-year FV would increase/decrease by TL (24,525) and TL 26,204, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the periods ended 30 June 2020 and 2019 is stated below:

	2020	2019
Opening balance	359,554	358,304
Losses recognized in profit or loss	25,587	66,141
Closing balance	385,141	424,445

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 12.

Financial liabilities:

As at 30 June 2020 and 31 December 2019; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

As at 30 June 2020:

	Carrying amount	Fair value
Bank loans	4,422,740	4,443,983

As at 31 December 2019:

	Carrying amount	Fair value
Bank loans	4,149,275	4,192,304

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value (continued)

Financial liabilities (continued):

As at 30 June 2020, the fair value of debt securities issued by the Company in 2015 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 3,476,741 (31 December 2019: TL 3,058,366).

As at 30 June 2020, the fair value of debt securities issued by the Company in 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 3,369,356 (31 December 2019: TL 2,961,300).

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

17.       Guarantees and purchase obligations

As at 30 June 2020, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 859,079 (31 December 2019: TL 819,508). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,954,219 at 30 June 2020 (31 December 2019: TL 4,842,015).

18.       Commitments and contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company (decision has not been notified to the Company yet) and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions.

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies (continued)

Disputes on Special Communication Tax and Value Added Tax (continued)

a)	Disputes on SCT for the year 2011 (continued)

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as less than probable on aforementioned transactions, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2020 (31 December 2019: None).

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution. As a result of the appeal process, the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time.

On the other hand, the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company alleging that The Company violated the competition by determining the re-sale price of the units. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. Subsequently, the Competition Authority accepted some of the claims of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed for a stay of execution and cancellation of the aforementioned administrative fine. The Court rejected the stay of execution request. The Company objected to the decision. Objection was rejected. The case is pending.

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 452 million (USD 66 million) plus interest, of which maximum of Turkcell’s share amounts to TL 121 million (USD 18 million) under the scope of agreements signed by parties. The arbitration proceeding continues.

Based on management opinion, an outflow of resources embodying economic benefits for the above mentioned case is deemed to be less than probable, and thus, no provision is recognized in the consolidated financial statements as at 30 June 2020 (31 December 2019: None).

19.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 June 2020 and 2019.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

Transactions with key management personnel (continued)

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	Six months ended		Three months ended
	30 June 2020	30 June 2019	30 June 2020	30 June 2019

Short-term benefits	41,183	39,372	21,996	16,528
Termination benefits	3,510	52,153	3,466	2,682
Share based payments	1,687	2,268	807	1,135
Long-term benefits	429	260	261	110
	46,809	94,053	26,530	20,455

Transactions with related parties

The following transactions occurred with related parties:

	Six months ended		Three months ended
Revenues from related parties	30 June 2020	30 June 2019	30 June 2020	30 June 2019
Sales to Telia Carrier Germany GmbH (“Telia Carrier”)
Telecommunications services	5,758	4,934	2,268	4,316
Sales to Telia Carrier AB
Telecommunications services	1,162	—	812	—
Sales to Sofra
Call center services	389	—	183	—
Sales to Sonera Holding B.V. (*)
Revenue from sales of discontinued operations	—	772,436	—	—
Sales to Kyivstar GSM JSC (“Kyivstar”) (**)
Telecommunications services	—	27,050	—	15,132
Sales to Vimpelcom OJSC (“Vimpelcom”) (**)
Telecommunications services	—	6,191	—	5,219
Sales to other related parties	684	2,429	297	2,026
	7,993	813,040	3,560	26,693

	Six months ended		Three months ended
Related party expenses	30 June 2020	30 June 2019	30 June 2020	30 June 2019
Charges from Sofra
Meal coupons and cards	11,970	—	7,895	—
Charges from Telia Carrier
Telecommunications services	7,831	2,868	6,003	2,438
Charges from Kyivstar (**)
Telecommunications services	—	40,210	—	22,146
Charges from Vimpelcom (**)
Telecommunications services	—	1,228	—	625
Charges from other related parties	743	2,341	399	1,207
	20,544	46,647	14,297	26,416

(*) The share transfer of Fintur has been completed on 29 March 2019 to Sonera Holding, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the consolidated financial statements.

(**) As of 18 June 2019 and thereafter, Kyivstar and Vimpelcom are not considered as related party.

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 30 June 2020 and 31 December 2019 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ	Turkey	Interest free consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
Lifecell Dijital Servisler (1)	Turkey	Development and providing of digital services and products	100	-
Lifecell Bulut (1)	Turkey	Cloud solutions services	100	-
Lifecell TV (1)	Turkey	Online radio, television and on-demand streaming services	100	-
Lifecell Müzik (1)	Turkey	Radio, television and on-demand streaming services	100	-
			Effective Ownership Interest
Associates	Country of		30 June	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		30 June	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.	Turkey	Meal coupons and cards	33	33

(1) On 28 February 2020, Lifecell Dijital Servisler, which will develop and provide digital services and products, was incorporated by Turktell, a subsidiary of the Group, under the laws of Republic of Turkey. On 21 April 2020, Lifecell Bulut, which will provide cloud solutions services, Lifecell TV, which will provide online radio, television and on-demand streaming services and Lifecell Müzik, which will provide radio, television and on-demand streaming services, were incorporated by Lifecell Dijital Servisler which is 100% owned by Turktell, a subsidiary of the Group.

41

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsequent events

According to the resolution of the General Assembly dated 6 July 2020, the trade name of TÖFAŞ is changed to Lifecell İletisim Teknolojileri ve Dijital Servisler Anonim Sirketi and its business activity is determined and announced as providing telecommunication services on 21 July 2020.

42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 14, 2020	By:	/s/Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 14, 2020	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Finance - Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 14, 2020	By:	/s/Kamil Kalyon
Name: Kamil Kalyon Title: Reporting Director